

December 13, 2011

<u>Via Facsimile</u>
Mark A. Smith
Chief Financial Officer
Bion Environmental Technologies, Inc.
Box 566/1774 Summitview Way
Crestone, CO 81131

   Re: Bion Environmental Technologies, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2011
      Filed September 21, 2011
      File No. 000-19333

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Special Counsel